

Khaled Kteily · 3rd

Founder & CEO at Legacy

Cambridge, Massachusetts · 500+ connections · **Contact info**

 **Legacy**

 **Harvard University**

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Newly funded Legacy, a sperm testing and freezing service, conveys a message to...
TechCrunch

Legacy, a male fertility startup, has just raised a fresh, $3.5 million in funding from Bill Maris...



Start-Ups? Dec. 31, 2019

What do these companies do?

Legacy, a start-up out of Harvard Innovation Lab, began in 2018 to make "inconvenient meetings with physicians a thing of the past." Customers mail their semen to the company in temperature-controlled kits. Then Legacy, in partnership with clinical labs, analyzes the deposit for factors like sperm motility and quality, provides recommendations if necessary and sets up a plan to cryogenically store the best sperm. "We are working

Legacy in the New York Times, Dec 31, 2019



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Experience



Founder & CEO
Legacy

2018 – Present · 2 yrs
Greater Boston Area

Legacy was incubated at the Harvard Innovation Labs before joining Y Combinator's accelerator program. Founded by a team of healthcare and fertility experts, Legacy aims to change outdated views around around fertility with a straightforward, accessible, and trusted product for men.

Investors include Bain Capital Ventures and Section 32, and you can learn more about the company in recent coverage by the Washington Post, Economist, New York Times, CNBC, and others.

A few things you may not know because nobody talks about it: ...see mor





S19
Y Combinator
2019 · less than a year
San Francisco Bay Area



Senior Manager & Global Leadership Fellow
World Economic Forum
2016 – 2018 · 2 yrs
Geneva Area, Switzerland

Managed relationships in the Middle East with key constituents including Ministers, CEOs and entrepreneurs. Created and ran the '100 best Arab start-ups' initiative and had a white paper on Entrepreneurship in the Arab world published at Davos in Jan 2018. Learned about Swiss precision, punctuality, and privacy and also that at Davos, there's always a party you're not invited to.



Senior Consultant, Healthcare & Life Sciences
Oliver Wyman
2011 – 2014 · 3 yrs
Toronto, Canada Area

Specialized in Health & Life Sciences. I was a terrible consultant when I began and it took me a torturous year to catch up to my peers, but I did and eventually secured an 'Above and Beyond' award for outstanding performance.



Volunteer Consultant
UN Women
2013 · less than a year
Middle East

Focused on helping Palestinian women set up and expand their own businesses. This was much more complex than expected and an important reminder why neoliberal views on 'empowerment' ca be simplistic and paternalistic. During this time in my life, I also learned about intersectionality,

Education



Harvard University

Master in Public Policy

Received full scholarship to attend as a Center for Public Leadership Fellow. Received highest distinction on thesis, elected as class representative both years, served as President of the Harvard Arab Students Association, and in Prof. Jarding's class, was elected president of the United States (go figure).



McGill University

BComm, Triple Concentration: Finance, Information Systems, Organizational Behaviour

Three cheers for McGill!

Volunteer Experience



Director of Membership

Harvard Arab Alumni Association

2018 – Present · 2 yrs

Politics



Alumni Council, Center for Public Leadership

Harvard Kennedy School

2018 – Present · 2 yrs

Education

Skills & Endorsements

Analysis · 36

Varun Mehta and 35 connections have given endorsements for this skill

Strategy · 58

 Endorsed by **Joseph Mocanu and 1 other who is** highly skilled at this

 Endorsed by **3 of Khaled's colleagues at W** Economic Forum

Public Speaking · 30

 Endorsed by **3 of Khaled's colleagues at World Economic Forum**

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Accomplishments

4 **Organizations**

American Society for Reproductive Medicine · British Fertility Society · Canadian Fertility & Andrology Society · Society for Male Reproduction and Urology

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2 **Test Scores**

GMAT · GRE

Interests

 **Justin Trudeau** in
Prime Minister of Canada | Premier ministr...
4,066,351 followers

Harvard Arab Alumni Association
121 members

 **Ray Dalio** in
Co-Chief Investment Officer & Co-Chairm...
1,465,525 followers

 **Y Combinator**
101,964 followers

 **IntegraMed Fertility**
3,200 followers

 **Reproductive Technology Profes**
5,752 members

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